Mail Stop 4561

March 2, 2007

Dominic P. Orr, Chief Executive Officer
Aruba Networks, Inc.
1322 Crossman Ave.
Sunnyvale, CA 94089

RE: Aruba Networks, Inc.
Registration Statement on Form S-1/A
File No. 333-138121
Date Filed: February 16, 2007

Dear Mr. Orr:

We have reviewed your amended filing and have the following comments.

Prospectus Summary

1. We note your response to comment 4 of our letter dated February 8, 2007. Please disclose the quantitative and qualitative criteria you used for the disclosure of these selected customer relationships. Investors should have an understanding of the basis for their inclusion in the prospectus as well contextual information that will serve to explain why particular customers have been referenced. Revise as appropriate.

Risk Factors

"Our contract manufacturer, Flextronics . . . ," page 9

2. Please disclose the portion of your revenue that is derived from your high-performance programmable mobility controllers and your line of wired and wireless access points.

<u>"We sell a majority of our products through VARs, distributors and OEMs . . . ," page 10</u>

3. We note your response to comment 6 of our letter dated February 8, 2007 and your assertions regarding the impracticality of providing the requested quantitative disclosure. You should attach some quantitative data, by estimate or otherwise, to support your use of the term "substantial majority" as it relates to your revenues derived from indirect channel partners. The disclosure as it currently reads is too vague for an investor to gain a meaningful understanding of what you mean by the term. You should provide similar disclosure as it relates to the portion of your cost of revenues that consists of payments to Flextronics. Refer to your response to comment 9 of our letter dated February 8, 2007.

<u>Note 9. Common Stock, page F-25</u>

4. Please refer to comment 22 of our letter dated February 8, 2007. We have reviewed your response and based on your current disclosure, it is not clear that the amount of consideration to be issued or paid to Microsoft is based on the cumulative level of product purchases by Microsoft. Please revise to clearly disclose the terms of this arrangement.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or Daniel Lee at (202) 551- 3477. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   David J. Segre, Esq.
        Wilson Sonsini Goodrich & Rosati
        by facsimile at 650-493-6811